Exhibit 42

Right of First Refusal Agreement

for Shares of Class A Common Stock of NACCO Industries, Inc. and

Hyster-Yale Materials Handling, Inc.

This Right of First Refusal Agreement for Shares of Class A Common Stock (collectively, the “Shares”) expected to total 90,160 shares of NACCO Industries, Inc. (“NACCO”) and 179,257 shares Hyster-Yale Materials Handling, Inc. (“Hyster-Yale”) is dated as of May 20, 2016 by and among Cornelia G. Freyer (“Cory”), Theodore D. Taplin, Britton T. Taplin, Frank F. Taplin, and Beatrice B. Taplin.

Cory acknowledges that she will receive ownership of the Shares, which are publicly traded shares and have been held in a trust controlled by her late husband, Thomas E. Taplin, Jr. (“Tom”).

1. Shareholders Agreements

Cory is currently a signatory to shareholders’ agreements for NACCO and Hyster-Yale, which also makes her subject to the insider trading policies of NACCO and Hyster-Yale. As a result, sales of the Shares are limited to an approved sales window (“Sales Window”), as determined by legal counsel of NACCO and Hyster-Yale, as applicable, generally following quarterly earnings announcements. There is currently no mechanism for removing a signatory to these agreements.

2. Offer to The Taplins

a.    Cory agrees that should she wish to sell any of the Shares at any point in the future, she will first offer such Shares for sale to Tom’s brothers, mother, and their descendants (“The Taplins”). Cory agrees to formally offer the shares to The Taplins at the beginning of a Sales Window, although she may discuss the offer informally at any time.

b.    Cory shall notify each of The Taplins of her offer to sell by email, and each of The Taplins shall have two business days after the date Cory sends the offers to The Taplins to accept it.

c.    If more than one of The Taplins elects to purchase Shares offered by Cory, then each of The Taplins so electing shall be entitled to purchase an equal number of the Shares offered by Cory, unless they agree otherwise.

3. Offer to Rankins

a.    If The Taplins do not accept Cory’s offer to sell, or if, within the time period set forth in 2(b), The Taplins accept Cory’s offer but only with respect to some but not all of the Shares offered to them, or if The Taplins fail to close on the purchase within the time period set forth in 4(f) below, Cory agrees to then offer to sell the Shares offered to but not purchased by The Taplins to Alfred Rankin, Jr., Thomas Rankin, Claiborne Rankin and Roger Rankin (“The Rankins”).

b.    Cory shall notify each of The Rankins of her offer to sell by email. The Rankins shall have two business days after the date Cory sends the offer to accept it.

c.    If more than one of The Rankins elects to purchase Shares offered by Cory, each of such Rankins shall be entitled to purchase the number of Shares he would have been entitled to receive if the Shares had been distributed to Clara L.T. Rankin’s descendants, per stirpes, unless such descendants agree otherwise.

4. Provisions Applicable to All Offers and Notices to The Taplins and The Rankins

The provisions of this Section 4 shall apply to all notices and offers given to The Taplins and The Rankins under Sections 2 and 3, respectively.

a.    In all cases, notification shall be to the email address provided to Cory most recently prior to the offer, and Cory shall maintain documentation of sending the email.

b.    If, at the time the offer is given by Cory, any of The Taplins or The Rankins is a minor or incapacitated, Cory shall provide the notice to that individual’s authorized representative.

c.    Each of The Taplins and The Rankins who elects not to purchase the Shares offered by Cory shall be deemed to have waived his or her rights to purchase such Shares.

e.    The sales price offered to any of the above parties may be negotiated between Cory and the purchasing party prior to expiration of the offer. If such a price is not specifically negotiated, the sales price shall be the closing market price of the Shares on the day the offer is extended.

f.    Closing of the sale shall be completed within one week of accepting Cory’s offer to sell.

d.    Cory agrees that a Sales Window may interfere with the schedule outlined above, but a Sales Window shall be respected nonetheless.

5. Market Sales

If The Rankins do not accept Cory’s offer to sell, or if, within the time period set forth in Section 3(b), The Rankins accept Cory’s offer but only with respect to some but not all of the Shares offered to them, or if The Rankins fail to close on the purchase of Shares within the time period set forth in Section 4(f) above, Cory may sell any such Shares offered to but not purchased by either The Taplins or The Rankins in open market transactions, in privately negotiated transactions or otherwise so long as any such sales are within the current Sales Window of NACCO or Hyster-Yale, as applicable, and provided such sale is on terms and conditions no more favorable to the purchaser than those terms offered to The Taplins and The Rankins, provided further, that if the Shares so offered are sold in open market transactions, Cory may sell the Shares during such Sales Window at then prevailing market prices. Should Cory not complete such sale, she must repeat the right of first refusal process as outlined in Sections 2 and 3 above in conjunction with a subsequent Sales Window.

6. Notice to PNC Hawthorn

Simultaneously with giving notices to The Taplins and The Rankins under Sections 2 and 3 above, Cory shall notify via email the trust officer at PNC Hawthorn (or its successor) who is designated to Cory for this purpose.

7. Miscellaneous

a.    The above sale restrictions shall cease upon Cory’s death, but shall not cease upon transfer of the Shares prior to her death to another person or entity including but not limited to a trust, partnership or limited liability company, with the exception of a transfer to a charitable organization with an IRS 501(c)(3) tax-exempt designation. Transfer of the Shares to such an organization shall be exempt from the above sale restrictions.

b.    This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. The parties hereto acknowledge and confirm in favor of the other members of the The Taplins who are not parties hereto (the “Non-signing Taplins”) and The Rankins that the obligations imposed upon Cory pursuant to this Agreement are owed to, and are for the benefit of the Non-signing Taplins and The Rankins and each of the Non-Signing Taplins and The Rankins is a third-party beneficiary of this Agreement, entitled to enforce this Agreement even though such person is not a party to this Agreement.

c.    The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

d.    This Agreement may be signed in counterparts, each of which shall be binding upon the signatory, and all of which together shall constitute a single, executed document. Signatures may be evidenced by photocopies, or by facsimile or scanned electronic transmissions.

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IN WITNESS WHEREOF, the parties hereto have executed this Right of First Refusal Agreement for Shares of Class A Common Stock of NAACO Industries, Inc. and Hyster-Yale Materials Handling, Inc. as of the date first indicated above.

Name: Cornelia G. Freyer

Signature:	/s/ Cornelia G. Freyer

Date:

Name: Theodore D. Taplin

Signature:	/s/ Theodore D. Taplin

Date:

Name: Britton T. Taplin

Signature:	/s/ Britton T. Taplin

Date:

Name: Frank F. Taplin

Signature:	/s/ Frank F. Taplin

Date:

Name: Beatrice B. Taplin

Signature:	/s/ Beatrice B. Taplin

Date: